Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, MA 02199-3600 T: 617-951-7000 F: 617-951-7050

Elizabeth J. Reza 617-951-7919 617-235-0508 fax elizabeth.reza@ropesgray.com

July 20, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sheila Stout

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 4, 2012, Sheila Stout of the staff (the “Staff Reviewer”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Jonathan Boyer and Elizabeth Reza of Ropes & Gray LLP regarding the February 28, 2011 Annual Reports to shareholders (each, an “Annual Report,” and collectively, the “Annual Reports”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-CSR on May 4, 2011 for each series of the Trust then in operation (each, a “Fund” and collectively, the “Funds”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff Reviewer’s comments on the Annual Reports are set forth below.

General

1. How does Fund management determine when to apply master-feeder accounting versus fund-of-funds accounting? Is a Fund that invests in an underlying Fund that is treated as a partnership for tax purposes (as opposed to a regulated investment company) more likely to use master-feeder accounting? Similarly, for a Fund with a significant portion of its holdings invested in a single underlying fund, please explain how Fund management determines, from an accounting perspective, when to treat this investment as effectively creating a master-feeder structure. In addition, please note the SEC staff’s position that a feeder fund should attach its master fund’s financial statements to its financial statements as part of the N-CSR filing and, if the master fund’s financial statements are not physically attached to the feeder fund’s financial statements, the master fund’s financial statements should be delivered to each shareholder of the feeder fund. Are Short-Duration Collateral Share Fund and World Opportunity Overlay Share Fund feeder funds in a master-feeder structure?

Response:

The Registrant confirms that, currently, no series of the Trust (including Short-Duration Collateral Share Fund and World Opportunity Overlay Share Fund) operates as a feeder fund in a master-feeder structure (i.e., no series of the Trust relies on Section 12(d)(1)(E) of the Investment Company Act of 1940). Accordingly, while Short-Duration Collateral Share Fund invests a substantial portion of its assets in Short-Duration Collateral Fund, it is also permitted to invest in other investment securities. For the series of the Trust that invest in underlying Funds, management applies fund-of-funds rather than master-feeder accounting. The Registrant confirms that it is not more likely to use master-feeder accounting for a Fund that invests in an underlying Fund that is treated as a partnership for tax purposes.

For any Fund that invests more than 20% of its assets in an underlying Fund, it is management’s practice to include the Annual Report of the underlying Fund when delivering the Annual Report of the investing Fund. Additionally, while the investing Fund and underlying Fund Annual Reports are delivered together under this policy, the Registrant notes in the Annual Report for any investing Fund that an underlying Fund’s financial statements should be read in conjunction with the investing Fund’s financial statements, and provides a toll-free number by which to request those financial statements without charge. The Registrant also provides disclosures in the investing Fund’s financial statements regarding investment and other risks, including risks that are the result of the investing Fund’s direct investments and those risks that are indirectly applicable to the investing Fund as a result of its investment in an underlying Fund.

2. If a GMO Fund invests in an underlying GMO Fund that is treated as a partnership for tax purposes, explain the accounting treatment with respect to the investing GMO Fund.

Response:

Certain Funds have elected to be treated as partnerships for U.S. federal tax purposes (“Partnership Funds”). The net asset value of each class of Partnership Fund shares is determined inclusive of income and expense amounts, as applicable. To the extent that distributions (not made in redemption of Partnership Fund shares) are received by investing Funds, such amounts constitute return of capital distributions in accordance with U.S. Generally Accepted Accounting Principles.

Management’s Discussion of Fund Performance (“MDFP”)

3. For each Fund, please include a more detailed discussion regarding current market conditions and other factors that affected the Fund’s performance during the period. In addition, in accordance with the SEC staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), for any Fund for which all or a significant portion of the Fund’s gain or loss is due to the performance of the Fund’s derivatives positions, please discuss the impact of the performance of the Fund’s derivative positions in the MDFP and how the Fund used derivatives during the period in the notes to the Fund’s financial statements.

Response:

In accordance with Item 27(b)(7) of Form N-1A, each Fund’s Annual Report includes discussion of the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. In the Registrant’s 2012 Annual Reports, Funds with significant derivatives positions (e.g., Emerging Country Debt Fund, World Opportunity Overlay Fund, and Special Situations Fund) included in their MDFPs information regarding the effect of currency hedging, dividend swaps, interest-rate swaps, exchange-traded futures, and other derivatives strategies on the relevant Funds’ performance. In addition, each Fund’s 2012 Annual Report describes the ways in which the Funds used derivatives during the fiscal year in the notes to the financial statements.

Schedule of Investments

4. In the Schedule of Investments, please confirm that investments that are deemed illiquid and investments that are fair valued are identified as such with an accompanying note.

Response:

Although it is not required by Regulation S-X, it is nonetheless the Registrant’s practice to note any fair valued investments in a Fund’s Schedule of Investments. See, e.g., Footnote (b) to the Schedule of Investments for Domestic Bond Fund (“Security valued at fair value using methods determined in good faith by or at the direction of the Trustees of GMO Trust.”).

5. If a security is pledged as collateral, please add an accompanying note indicating this.

Response:

It is the Registrant’s practice to note (with a letter that accompanies the security description and is discussed in the Notes to the Schedule of Investments) any securities that are pledged as collateral in a Fund’s Schedule of Investments. See, e.g., Footnote (b) to the Schedule of Investments for Core Plus Bond Fund (“All or a portion of this security has been pledged to cover margin requirements on open financial futures contracts and/or collateral on open swap contracts.”).

6. For funds that have an investment in a money market fund as of the period end, please consider stating the money market fund’s yield as of year end, similar to the way the rate for other short-term debt instruments is stated.

Response:

The Registrant notes that, effective with the August 31, 2011 Semiannual Reports of the GMO Trust, investments in a money market fund as of the reporting date include the money market fund’s yield.

Statement of Assets and Liabilities

7. Please consider including a parenthetical after “Shares outstanding” noting the number of shares authorized, including, if appropriate, that an unlimited number of shares are authorized.

Response:

The Registrant includes in the Note 9 “Share transactions” to the financial statements disclosure that the Declaration of Trust permits each Fund to issue an unlimited number of shares of beneficial interest (without par value).

8. For Funds that stated, in their Statements of Assets and Liabilities, that there was an outstanding receivable from the Funds’ manager for expenses reimbursed by the manager as of the period end, please confirm that such expense reimbursements were received shortly after year-end.

Response:

The Registrant confirms that such reimbursements were received by the Funds shortly after year end. The Registrant notes that any such reimbursements are paid to a Fund concurrently with the Fund’s payment of management fees to the Manager.

Financial Highlights

9. Under “Ratios/Supplemental Data,” please confirm that interest expense is included in “Net operating expenses to average daily net assets.”

Response:

The Registrant confirms that interest expense is included in “Net operating expenses to average daily net assets.”

10. Please consider whether Funds with high (e.g., over 100-200%) portfolio turnover rates should disclose that high portfolio turnover is part of the Funds’ investment strategy (and, if so, related risks).

Response:

The Registrant does not believe that high portfolio turnover is a principal investment strategy of any of the Funds. As required by Form N-1A, however, each Fund discloses in the summary pages of the Funds’ prospectus the effects of portfolio turnover.

Statement of Changes in Net Assets

11. Please confirm that any Fund that makes a distribution that includes a return of capital is in compliance with Rule 19a-1 under the 1940 Act.

Response:

The Registrant confirms that any Fund that makes a distribution that includes a return of capital is in compliance with Rule 19a-1.

Notes to Financial Statements

12. Under “Organization,” some Funds are explicitly described as funds of funds that invest primarily in shares of other GMO Funds. Please explain how Funds that invest a portion of their assets in underlying GMO Funds but are not classified as Asset Allocation Funds differ from the Asset Allocation Funds and describe the structure of these Funds and the benefits of their structure. In addition, given the condition in GMO Trust’s May 1996 order from the SEC (the “Order”) that provides that an underlying GMO Fund cannot acquire the securities of another investment company in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, please explain the basis upon which an Asset Allocation Fund invests in a GMO Fund that invests in another GMO Fund in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act. Does the Order relate solely to the Asset Allocation Funds or is it also applicable to other GMO Trust Funds?

Response:

The Funds identified in the GMO Trust prospectus as “Asset Allocation Funds” are funds of funds that are managed by GMO’s Asset Allocation investment division. All of the Asset Allocation Funds except for Alpha Only Fund invest in other Funds in reliance on Section 12(d)(1)(G) of the 1940 Act. Some of the other Funds that are not classified as Asset Allocation Funds and that are not managed by GMO’s Asset Allocation Division, invest in other Funds in reliance on the Order. Funds invest in other Funds in reliance on the Order in order to obtain the benefit of investment diversification within an asset class common to multiple Funds.

Any GMO Fund that is part of the same “group of investment companies” may rely on the Order (provided that the conditions set forth in the Order are satisfied), and GMO Funds that invest in other GMO Funds in reliance on the Order only invest in other GMO Funds that have a policy not to invest in any other investment company in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act.

The Funds’ manager has implemented a fee waiver/reimbursement that ensures that the Funds’ shareholders do not bear any duplicative management or shareholder service fees as a result of investments in other Funds.

13. Do any Funds hold Level 3 securities that are considered illiquid? If so, please discuss whether any Fund investing in an underlying GMO Fund that holds illiquid securities also treats those securities as illiquid for purposes of the investing Fund’s limitations on holding illiquid securities.

Response:

The Registrant confirms that some of the Funds hold Level 3 securities that are considered to be illiquid. The Registrant confirms that the Funds do not treat any portion of an underlying GMO

Fund’s shares as illiquid because each underlying Fund is an open-end mutual fund that offers redeemable securities that can be redeemed at their net asset value on any business day.

14. For each Fund that uses the terms “global,” “world,” or “international” in such Fund’s name, please include disclosure in the Fund’s prospectus discussing investments outside the U.S.

Response:

The Registrant notes that the prospectus, under the “Name Policies” section, currently discloses that Funds with the term “international,” “global,” or “world” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. Similar disclosure is included in the Funds’ Statement of Additional Information (“SAI”). The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”).

In addition, the Registrant notes that all Funds with such terms in their names benchmark their performance against world or multi-region indices (e.g., MSCI All Country World Index, MSCI Europe, Australasia and Far East, J.P. Morgan Global Government Bond Index, and MSCI World Index).

Alpha Only Fund, Short-Duration Collateral Share Fund and World Opportunities Overlay Fund

15. In light of the Funds’ investments, please explain why the Citigroup 3 Month Treasury Bill Index is an appropriate benchmark for Alpha Only Fund, and why the JPMorgan U.S. 3 Month Cash Index is an appropriate benchmark for Short-Duration Collateral Share Fund and World Opportunities Overlay Fund.

Response:

With respect to Alpha Only Fund, the Registrant believes that the Citigroup 3-Month Treasury Bill Index is an appropriate benchmark for the Fund and notes that other investment companies with a long/short investment strategy also use the Citigroup 3-Month Treasury Bill Index and similar short-term Treasury Bill indices. The Fund seeks to construct a portfolio with long investment exposure to asset classes and sub-asset classes that it expects will outperform relative to the asset classes and sub-asset classes to which it has short investment exposure. As a result, the Fund expects to have low correlation with the overall movements of the equity and fixed income markets.

With respect to Short-Duration Collateral Share Fund, the Registrant notes that the Fund invests substantially all of its assets in Short-Duration Collateral Fund and, as such, has the same benchmark as Short-Duration Collateral Fund, the JPMorgan U.S. 3 Month Cash Index, which measures the return of short-duration investments. As of June 30, 2012, the interest rate duration of

Short-Duration Collateral Fund was 0.26 years. The Registrant further believes that the Fund’s benchmark is appropriate in light of the Fund’s stated investment objective of total return comparable to that of its benchmark.

With respect to World Opportunities Overlay Fund, the Registrant believes the JPMorgan U.S. 3 Month Cash Index is an appropriate benchmark for measuring the performance of the Fund and conforms to all relevant disclosure requirements. The Fund seeks total return in excess of the JPMorgan U.S. 3 Month Cash Index and is exposed to interest rates only on a tactical basis through attempts to exploit relative misvaluations in world interest rates, currencies, and credit markets and to add value relative to its benchmark. The Fund’s returns normally are driven by the alpha the Fund’s manager can generate on these investments and, as such, the performance is best measured relative to a cash index as opposed to a traditional fixed income index.

Alternative Asset Opportunity Fund

16. It appears that the expense ratios in the Fund’s fee tables set forth in the Fund’s private placement memorandum dated June 24, 2011 differ from the expense ratios in the Fund’s “Financial Highlights.” Please explain any inconsistency.

Response:

The Registrant notes that the Fund’s expense ratio as disclosed in its Financial Highlights reflects the effect of a voluntary management fee waiver. The Fund’s private placement memorandum does not reflect the effect of such voluntary waiver in accordance with instructions promulgated by the SEC.

Asset Allocation International Bond Fund and Emerging Domestic Opportunities Fund

17. Please confirm whether the Funds have commenced operations.

Response:

The Registrant confirms that Asset Allocation International Bond Fund has not commenced operations and that Emerging Domestic Opportunities Fund commenced operations on March 1, 2011.

Emerging Country Debt Fund

18. The Fund’s financial statements indicate that, as of February 28, 2011, the Fund was a seller of protection with respect to an aggregate notional value of credit default swaps that exceeded its net assets. Please explain how the fund covers its obligations under credit default swaps.

Response:

The Registrant notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance1 from Commission and the staff of the SEC, by, on a daily basis, segregating liquid assets and/or establishing offsetting positions sufficient to cover the Fund’s future obligations.

Foreign Fund

19. The Fund’s “Statement of Assets and Liabilities” lists a “miscellaneous receivable” and the Fund’s “Financial Highlights,” in note (c), refer to reimbursements related to securities lending transactions. Are these two items related? If not, please explain the nature of the miscellaneous receivables.

Response:

The Registrant confirms that the two items are not related. The miscellaneous receivable included in the Fund’s Statement of Assets and Liabilities was recorded in connection with a corporate action. The Fund’s Financial Highlights include note (c) in regard to reimbursements related to security lending transactions.

Global Balanced Asset Allocation Fund and Short Duration Collateral Fund

20. Is the Fund’s investment in Paragon CDO Ltd., which is valued at zero, fair valued?

Response:

The Registrant confirms that the Fund’s investment in Paragon CDO Ltd. was not fair valued on February 28, 2011. The Fund received a price for the investment from a third party pricing source.

International Intrinsic Value Fund

21. The Fund’s “Investments Concentration Summary” shows that 25% of the Fund’s investments provide exposure to Japan. Please consider whether the Fund’s prospectus should include related risk disclosure.

Response:

The Registrant notes that the Fund’s prospectus does include related risk disclosure because it discloses that a principal risk of the Fund is “Focused Investment Risk.” “Focused Investment Risk” describes the increased risk to the Fund of investing a significant portion of its assets in investments tied economically to a particular country or geographic region.

Short-Duration Collateral Fund

22. The chart in the Fund’s Annual Report showing the change in value of an initial investment over time is based on a $10,000,000 initial investment in Class III shares. Please confirm that the

[1]

See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

minimum investment to buy Class III shares of the Fund is $10,000,000. Note that the Staff has seen references in Bloomberg indicating that the Fund’s minimum investment is $100,000.

Response:

The Registrant confirms that the minimum investment to buy Class III shares of the Fund was $10,000,000, as stated in the Fund’s prospectus. The Fund is not currently offering its shares for sale.

23. The Fund’s “Investment Concentration Summary” indicates that the Fund has greater than 25% of its assets invested in different types of mortgage-backed securities. Please consider whether these investments are consistent with the Fund’s policy not to concentrate its investments in any one industry. In addition, the Fund appears to have exposure to sub-prime mortgages through its investments in asset-backed securities. Please consider whether the Fund’s disclosure in its prospectus should include additional disclosure regarding the risks of exposure to sub-prime mortgages.

Response:

By way of background, the Fund has not made a new investment since September of 2008 and is gradually liquidating its portfolio.

The Registrant does not consider all mortgage-backed securities to be a single industry. However, the Registrant confirms that the Fund has not invested more than 25% of its assets in mortgage-backed securities. To the extent that the Fund holds more than 25% of its assets in different types of mortgage-backed securities, this is the result of market movements and the fact that the Fund is gradually liquidating its portfolio, as the Fund is not purchasing any new investments. This practice is consistent with Guide 19 to Form N-1A (“… when securities of a given industry come to constitute more than 25 percent of the value of the registrant’s assets by reason of changes in value of either the concentrated securities or the other securities, the excess need not be sold.”)

The Registrant also notes that the following disclosure appears in the description of “Asset-Backed Securities Risk” in the Fund’s prospectus dated June 30, 2012:

“Asset-backed securities backed by sub-prime mortgage loans, in particular, may cause Funds to suffer significantly greater declines in value due to defaults, as sub-prime mortgage loans are typically made to less creditworthy borrowers and thus have a higher risk of default than conventional mortgage loans.”

24. The Fund’s Annual Report shows that its distributions include large returns of capital. Is the Fund in the process of liquidating?

Response:

The Fund is not pursuing an active investment program and is gradually liquidating its portfolio.

Short-Duration Collateral Share Fund

25. The disclosure regarding the Fund on its adviser’s website states that the Fund’s investments in Short-Duration Collateral Fund provide the Fund with exposure to high quality, low volatility asset-backed securities. However, the Fund’s prospectus states that the Fund has “material exposure to below investment grade securities.” Please resolve this inconsistency.

Response:

As noted above, Short-Duration Collateral Fund has not made a new investment since September of 2008. A number of Short-Duration Collateral Fund’s holdings have been downgraded to below investment grade after they were acquired. The separate website disclosure for the Fund (including the disclosure in question) has been removed because the Fund is not being offered.

26. The disclosure regarding the Fund’s distributions on its adviser’s website, in a section titled “NAV Distributions,” indicates that the Fund is distributing income. The Fund’s financial statements, however, state that the Fund’s distributions have included large returns of capital. Please resolve this inconsistency.

Response:

The separate website disclosure for the Fund (including the disclosure in question) has been removed because the Fund is not being offered.

Short-Duration Investment Fund

27. The Fund’s prospectus states that the Fund “primarily holds” shares of Short-Duration Collateral Fund. How does the Fund define “primarily”? The Fund’s Annual Report showed that 40% of the Fund’s assets were invested in Short Duration Collateral Fund as of the Fund’s fiscal year end.

Response:

As disclosed in the Fund’s prospectus dated June 30, 2012, on June 12, 2012, the Trustees of the Trust approved the liquidation of the Fund. Because the Fund is not pursuing an active investment program, it generally invests proceeds that it receives as a result of its investment in Short-Duration Collateral Fund (which also is in the process of liquidating and, as such, is distributing cash flows and proceeds from the sale of its assets to all of its investors, including Short-Duration Investment Fund) in U.S. Treasury Fund. As a result, Short-Duration Collateral Fund is becoming a smaller proportion of the Fund’s assets. The Fund’s prospectus dated June 30, 2012 has been revised to state that the Fund primarily holds shares of U.S. Treasury Fund and Short Duration Collateral Fund.

Special Purpose Holding Fund

28. Please explain the structure of the Fund.

Response:

The Fund is primarily invested in (i) cash and cash items, and (ii) units of a GMO SPV I, LLC (“SPV”), a special purpose vehicle that holds an interest in liquidating trusts related to certain defaulted asset-backed securities (the “NPF Securities”) issued by NPF VI, Inc. and NPF XII, Inc. The NPF Securities had been acquired by the Fund prior to a default that precipitated the securities’ transfer to SPV. In connection with the Fund’s contribution of the NPF Securities in SPV, the Fund assigned to SPV the right to any proceeds received in connection with any claims or actions against various parties arising out of the Fund’s purchase of the NPF Securities. Pursuant to a plan of liquidation related to the NPF Securities approved by a bankruptcy court in April 2004, SPV received cash distributions, which were distributed, less expenses, to holders of SPV, including the Fund. SPV also received interests in liquidating trusts, which it continues to hold. The Fund is presently closed to new subscriptions and additional investments from existing shareholders.

The Fund’s consolidated financial statements include 100% of the assets and liabilities of GMO SPV I, LLC. All significant inter-fund accounts and transactions are eliminated when preparing the Fund’s consolidated financial statements.

Special Situations Fund

29. The Fund’s prospectus states that the Fund may invest in U.S. Treasury Fund for cash management purposes. As of the Fund’s 2011 fiscal year end, more than 80% of the Fund’s assets were invested in U.S. Treasury Fund. Please explain how the Fund’s significant investments in U.S. Treasury Fund are consistent with its strategy.

Response:

During the fiscal year ended February 28, 2011, the Registrant notes that the Fund gained most of its active investment exposure (e.g., exposure to securities markets, currency markets) indirectly through derivatives positions. The Fund’s holdings of U.S. Treasury Fund served as a liquid asset that was among the assets segregated in respect of the Fund’s obligations in respect of its derivatives positions.

U.S. Treasury Fund

30. In accordance with the guidance provided in the AICPA’s 2011 audit risk alert for investment companies, please disclose the following information for the Fund’s holdings: their maturity dates; when the Fund is unconditionally entitled to demand payment of principal; and any interest rate reset dates.

Response:

The Fund’s investments on February 28, 2011 were comprised of U.S. Treasury Bills and U.S. Treasury Notes with no interest rate reset dates or demand features. The Fund included the maturity dates of the respective investments in its Annual Report.

World Opportunities Equity Allocation Fund

31. Please confirm that the Fund did not have any “Payable to affiliates” that should be included in its Statement of Assets and Liabilities.

Response:

The Registrant confirms that the Fund did not have any payables to affiliates as of its fiscal year end that should have been included in its Statement of Assets and Liabilities.

*        *        *        *         *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7919.

Very truly yours,

/s/ Elizabeth Reza

cc:	J.B. Kittredge, Esq.

Jason Harrison, Esq.

Thomas R. Hiller, Esq.